

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON RECEIVES COURT APPROVAL FOR ARRANGEMENT

CALGARY, September 17, 2010 – Compton Petroleum Corporation (TSX - CMT) is pleased to announce that it has received a final order of the Court of Queen's Bench of Alberta approving a plan of arrangement under the *Canada Business Corporations Act* (the "Arrangement"). Pursuant to the Arrangement, Compton Petroleum Finance Corporation ("Compton Finance") will exchange all of the outstanding US$450.0 million 7⅝% senior notes due 2013 ("Senior Notes") for a combination of cash and 10% senior notes due 2017 of Compton Finance ("New Notes").

As part of the Arrangement, Compton entered into support agreements with an informal ad hoc committee of holders of Senior Notes. Those agreements provide for, among other things, the exchange of US$45 million of the New Notes for US$45 million of 10% senior mandatory convertible notes due September 15, 2011 of Compton Finance ("Mandatory Convertible Notes"). The Mandatory Convertible Notes may be redeemed at Compton Finance's discretion for cash prior to maturity, which could come from asset sales, an equity offering or other sources. In the unlikely event that Mandatory Convertible Notes remain outstanding at their maturity date, Compton has obtained from the TSX conditional approval for the listing of up to 65,631,345 common shares for this purpose, which represents approximately 24.9% of Compton's currently issued and outstanding shares. Compton has no current intention to issue common shares on the conversion of the Mandatory Convertible Notes or for other purposes.

The Arrangement remains subject to other conditions to the completion of the Arrangement that are typical of transactions of this nature. Compton anticipates that the Arrangement will be completed on or about October 18, 2010.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102

Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's update regarding the Plan of Arrangement and Recapitalization transactions. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com